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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                         Form 20-F __X__     Form 40-F _____


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                         Yes _____           No __X__


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                         Yes _____           No __X__

 Indicate by check mark whether by furnishing the information contained in this
     Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                         Yes _____           No __X__

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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( BW)(NY-ENDESA)(ELE) Proposal for the Distribution of Final Dividend 2002 of
Endesa, S.A.

     Business Editors

     NEW YORK--(BUSINESS WIRE)--Feb. 26, 2003--Endesa S.A. (NYSE:ELE) has announced that its Board of Directors, taking into account the Consolidated net income for 2002 of (EUR)1,270 million, intends to submit for approval by the General Shareholders Meeting, the payment of a total 2002 gross dividend per share of (EUR)0.6825, the same as in the previous year.

     Endesa, S.A.'s 2002 final dividend would equal (EUR) 0.4185 per share and would entail a disbursement for the amount of (EUR) 443 million, the same amount as in 2001. Pay-out ratio for 2002 would be 56.9%.

     For additional information please contact Jacinto Pariente, North America Investor Relations Office, Telephone # 212 750 7200 http://www.endesa.es

     --30--VP/ny*

     CONTACT: North America Investor Relations
              Jacinto Pariente, 212/750-7200

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                                         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ENDESA, S.A.

Dated: February 26, 2003                 By: /s/_Jacinto_Pariente______________
                                         Name:   Jacinto Pariente
                                         Title:  Manager of North America
                                                 Investor Relations